Universal Institutional Funds, Inc.  Global Tactical Asset Allocation Portfolio
Item 77O- Transactions effected pursuant to Rule 10f-3

Securities Purchased:	American International Group 6.40% due 12/15/2020
Purchase/Trade Date:	11/30/2010
Offering Price of Shares: $99.741
Total Amount of Offering: $1,500,000,000
Amount Purchased by Fund: $25,000
Percentage of Offering Purchased by Fund: 0.002
Percentage of Funds Total Assets: 0.10
Brokers: BofA Merrill Lynch, Barclays Capital, Citi, Morgan Stanley Purchased from: Banc of America

Securities Purchased:	 Merck & Co. Inc. 3.875% due 1/15/2010
Purchase/Trade Date:	12/7/2010
Offering Price of Shares: $99.698
Total Amount of Offering: $1,150,000,000
Amount Purchased by Fund: $70,000
Percentage of Offering Purchased by Fund: 0.006
Percentage of Funds Total Assets: 0.27
Brokers: BofA Merrill Lynch, Citi, JPMorgan, BNP Paribas, Credit Suisse, Goldman Sachs, Morgan Stanley, RBS, HSBC, Williams Capital Group, L.P. Purchased from: JPMorgan